UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 4, 2008

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: September 11, 2008

* Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Tel: 27 11 481 7200 (SA)
Fax: 27 11 481 7235 (SA)
www.rockwelldiamonds.com

ROCKWELL APPOINTS EXPERIENCED MINE AND EARTH MOVING MANAGER
TO OVERSEE ITS NORTHERN CAPE ALLUVIAL MINING OPERATIONS

September 4, 2008 - Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the appointment of Bruce Cubitt, a specialist in earth moving plant and open cast mining methods, to strengthen the Company's management team and oversee all day to day operational aspects of its Northern Cape alluvial diamond mining operations.

Bruce initially studied geology at the University of Natal and joined De Beers as a field assistant prior to completing a National Technical Diploma in Coal Mining at the Witwatersrand Technikon in 1985. He received his Mine Managers Certificate of Competency in 1992, and completed a Management Development Program at Pretoria Technikon in 1993. He gained extensive experience in underground, and then open cast coal mines, rising to mine manager level on BHP Billiton collieries in the Mpumalanga Province of South Africa. Bruce joined MCC Group of Companies, a successful contract mining business, in 2000 where he gained experience on open cast platinum and alluvial diamond mines. He has a Blasting Ticket and spent time in Australia gaining experience in shovel and truck procedures for open cast mining.

Mr Cubitt will assume the role of Operations Manager for the Company's operations in the Northern Cape Province. He will be responsible for the day to day management, optimization, maintenance, and replacement policies of the Company's large earth moving fleet, processing activities, and related services. This new appointment bolsters the Company's Senior Management team which now comprises the following key functions and personnel: Bruce Cubitt, Operations Manager; mining, processing, and services; Hennie van Wyk, Manager New Projects, including responsibility for all new Processing and Final Recovery Plant installations and upgrades; Dominique de la Roche, Chief Financial Officer, all financial, costing, capital, and legal activities; and Jeffery Brenner, Manager Diamond Marketing and Sales.

In addition to strengthening the management team Mr Cubitt's appointment will allow Hennie van Wyk to focus attention on the Company's demanding New Project pipeline. Currently, Rockwell is fabricating and constructing a new high volume Wet Rotary Pan-plant at its Saxendrift operation, which is a key part of the Company's expansion program. Good progress is being made on the new plant, which is on-time and on-budget. The Company has also scheduled the commissioning of a second Rotary Pan-plant on Wouterspan (Wouterspan-B), to be followed by the modernization of the existing Wouterspan plant (Wouterspan-A), and is in the final stages of planning additions and modifications to the Niewejaarskraal processing plant, located to the southwest of Saxendrift. The Wouterspan-B plant will utilize plant and equipment previously installed at Makoenskloof. The Company will be optimizing its final-recovery and "hands off" diamond recovery procedures in the Middle Orange River to ensure improved security, cost savings and efficiencies.

President and CEO John Bristow noted "During the time he has been with the Company, Bruce Cubitt's experience in open cast mining methods has already had positive impact on cost savings and better utilization and optimization of our earth moving fleet. His appointment has also been particularly beneficial in respect of allowing Hennie van Wyk to focus attention, with his Projects Team, on the installation and commissioning of new metallurgical processing and recovery plants, thereby ensuring that we can maintain our growth profile and increase diamond production while reducing operating costs. Hennie also continues to impart his knowledge on operational aspects ensuring on-going quality control of the existing processing plants.

Rockwell has progressively enhanced and modified the various operational practises of the large private family business that it acquired in late 2006. This latest addition to the management team is part of that progression, added to which on-going cost challenges that have come to the fore in 2008 (fuel and cost of living increases being two notable factors), have also necessitated proactive cost reduction measures by the Company. Likewise, these changes reflect management's recognition of the expansion opportunities in the existing operations, and focus on the demanding new project pipeline the Company is pursuing."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.